FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: June 22, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Business Collaboration with AZUMI Co., Ltd.

(Translation)

To All Persons Concerned	June 22, 2006

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Business Collaboration with AZUMI Co., Ltd.

This is to advise you that Kyocera Corporation (Headquarters: Kyoto; President: Makoto Kawamura) (“Kyocera”) yesterday executed a business collaboration agreement with AZUMI Co., Ltd. (Headquarters: Nagoya; President: Minoru Haraoka) (“AZUMI”) for expansion of its jewelry business.

Kyocera commenced its jewelry business in 1975, and in about 30 years since then, it has developed a jewelry business that includes sales of recrystallized jewels called “Inamori Stones,” natural diamonds and pearls in Japan and overseas. In Japan, it has engaged in the sale of jewelry products under its own brand and has also supplied jewelry products to AZUMI as an OEM supplier.

Under this new business collaboration, Kyocera will gain the ability to sell its jewelry products through AZUMI’s extensive sales network, consisting of 185 retail shops, and will be able to cover a broader range of the market than is currently possible. It will be able to establish a sales and service system that will make possible access to a wider range of customers, and, taking advantage of such system, Kyocera aims to raise its status in the domestic market.

Regarding AZUMI

AZUMI’s headquarters is located in Nagoya City and its shares are traded on the Nagoya Stock Exchange. AZUMI was incorporated in 1970 and has developed its business principally through operation of mass merchandising outlet store chains. It is the largest company in the market in the Chubu Area and also has expanded its business in the Kanto and Kansai Areas. It changed its name to AZUMI Co., Ltd. in September 2004. For the fiscal year ended March 2006, AZUMI’s net sales amounted to 16.7 billion yen, and recurring profit amounted to 1.5 billion yen.